Exhibit 99.1

ArcelorMittal amends US$5.5bn Revolving Credit Facility to align with its sustainability and climate action strategy
30 April, 2021, 17:15 CET
ArcelorMittal (‘the Company’) today announces that it has agreed with the lenders of its US$5.5 billion Revolving Credit Facility (the ‘RCF’) an amendment that will link the calculation of loan margins to key indicators of its performance in meeting its sustainability and emissions reduction goals. The successful transaction reflects ArcelorMittal’s target of reducing its carbon intensity, and its belief that steel is the material of choice for the transition towards a low-carbon, circular economy.

Under the amended RCF – the largest ESG linked facility of its kind in the metals and mining sector - the margin payable will be increased or decreased depending on ArcelorMittal’s performance against certain metrics related to its environmental and sustainability performance. The metrics measured include the CO2 intensity of ArcelorMittal’s European operations and the number of ArcelorMittal facilities globally which have been certified by ResponsibleSteel™ by the end of each year.

ArcelorMittal has set a group-wide target of reaching carbon neutrality by 2050, and a 30 per cent CO2 reduction target for its European operations by 2030. The Company has identified two breakthrough carbon-neutral technology routes, Smart Carbon and Innovative DRI. Its two flagship Smart Carbon initiatives, Carbalyst® (a carbon capture and reuse project) and Torero (converts waste wood into bio-coal which is used as a replacement for coal in the blast furnace) will both come on stream at the Company’s plant in Ghent, Belgium, next year, while in Hamburg, Germany it is developing an industrial-scale project to use hydrogen instead of natural gas in the direct reduction of iron ore.

The Company is a founding member of ResponsibleSteel™, the steel industry’s only global multi-stakeholder certification initiative. Its certification covers over 200 requirements addressing a range of environmental, social and governance standards. Several of the Company’s European Flat Products sites are currently undertaking the ResponsibleSteel™ site-level certification process.

In addition, it has been agreed that the leverage ratio financial covenant currently contained in the RCF will fall away in the event that ArcelorMittal obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies.

The RCF was signed on 18 December 2018 and remains undrawn and available for the Group’s general corporate purposes. Crédit Agricole Corporate and Investment Bank acted as ESG coordinator.

ENDS